Platinum Group Metals Ltd. Suite 328 – 550 Burrard Street, Vancouver V6C 2B5 Telephone: (604) 899-5450 Fax: (604) 484-4710
NEWS RELEASE	No. 05-115 September 29, 2005

Platinum Group Metals Announces Private Placement to Expand Resource Drilling

Vancouver/Johannesburg September 29, 2005… Platinum Group Metals Ltd. (“PTM”) (TSX: PTM, OTCBB: PTMQF) announced today a non-brokered private placement for 2.2 million units at a price of $1.45 per unit. The proceeds will fund accelerated resource expansion and definition drilling on the Western Bushveld Joint Venture and provide for additional drilling on the War Springs project. The majority of the subscribers are based in Europe.

Each unit will consist of one common share and one half a common share purchase warrant exercisable at a price of $1.75 for a period of 18 months from the date of closing for the placement. The Company may pay a finder’s fee of up to 3% in cash or units on a portion of the placement.

“The funds raised by this placement will help Platinum Group Metals move more quickly in achieving our objectives on our South African Western Bushveld Joint Venture with an accelerated drilling program to expand the Project 1 area and define Project 2,” said R. Michael Jones, President. “This placement also allows us to build on new exploration data being compiled on the War Springs project with additional drilling.”

The securities issued by way of this placement will be subject to a four-month hold period. Closing of this placement is anticipated promptly and is subject to regulatory approval.

About Platinum Group Metals Ltd.  (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team with successful track records spanning more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, the Company is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa including a large scale joint venture with Anglo Platinum Limited in the Western Limb of the Bushveld Complex. The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest, includes an inferred resource of 4.7 million ounces of platinum, palladium, rhodium, and gold with further areas under drilling investigation.  The WBJV commenced on January 26, 2005.

PTM is a large mineral rights holder in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario.

For US investors: SEC Form 20F, File No. 0-30306

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director

NOT FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the Preliminary Assessment will be supported by a Feasibility Study or will come to pass. Data is incomplete and considerable additional work will be required to complete further evaluation including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa and untested. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY OR LEGALLY MINEABLE.